Exhibit 99.3

Consolidated Financial Statements

Year ended December 31, 2024 and 2023

Presented in United States dollars

Report of independent registered public accounting firm

To the Shareholders and the Board of Directors of

Orla Mining Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Orla Mining Ltd. [the “Company”] as of December 31, 2024 and 2023, the related consolidated statements of income (loss) and comprehensive income (loss), changes in equity and cash flows for the years then ended, and the related notes [collectively referred to as the “consolidated financial statements”]. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and its financial performance and its cash flows for the years then ended, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) [“PCAOB”], the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 18, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: [1] relates to accounts or disclosures that are material to the consolidated financial statements and [2] involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Valuation of in-process production inventories at the Camino Rojo mine
Description of the Matter

As of December 31, 2024, the carrying value of the Company’s inventory, was $36.1 million, of which $15.0 million pertained to in-process inventories which refers to ore that is being treated on the leach pads and in the processing plant at the Camino Rojo Mine. Related disclosures are included in note 8 and 29[c] to the consolidated financial statements.

The weighted average cost of in-process inventories is determined in reference to the estimated recoverable metal contained therein. Management involves internal and external laboratory and metallurgy specialists in the determination of grades of ore placed on the leach pads and estimated recovery percentages used in determining estimates of recoverable metal in inventories, as described further in note 29[c] to the consolidated financial statements.

Auditing management’s estimate of the recoverable metal in in-process inventories was complex due to the specialized skills management employed in establishing grade of ore placed on the leach pads and estimated recovery percentages.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company’s inventory process, including controls over key inputs used by management in estimating recoverable metal, in particular the grade of ore placed on the leach pads and estimated recovery percentages.

We performed the following procedures, among others, to evaluate the reasonableness of management’s assumptions for the grade of ore placed on the leach pads and estimated recovery percentages. We assessed the competence and objectivity of internal and external laboratory specialists and metallurgy specialists used by management by evaluating their professional qualifications, experience, and their use of accepted industry practices. To satisfy ourselves of the grade of ore placed on the leach pads, we compared a sample of reporting results from external laboratory specialists to the results assessed by internal laboratory specialists, which aids in assessing the continued accuracy of laboratory assay results. We involved a mining specialist to inspect the engineering studies performed by management in support of the estimated recovery percentages, and evaluated these studies for consistency with common industry practices and our understanding of the heap leach facility. We also involved a mining specialist to assess the appropriateness of management’s metallurgy specialist’s process to monitor actual results achieved over time in support of the continued reasonableness of the estimated recovery percentages, including the basis for changes to the percentages.

To evaluate mathematical accuracy, we reperformed management’s calculation of the in-process inventory valuation.

Furthermore, we assessed the Company’s disclosures related to the valuation of in-process inventories in note 8 and note 29[c] to the consolidated financial statements.

/s/ Ernst & Young LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2020.

Vancouver, Canada

March 18, 2025

Report of independent registered public accounting firm

To the Shareholders and the Board of Directors of

Orla Mining Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited Orla Mining Ltd.’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) [the “COSO criteria”]. In our opinion, Orla Mining Ltd. [the “Company”] maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) [“PCAOB”], the consolidated balance sheets as of December 31, 2024 and 2023, the related consolidated statements of income (loss) and comprehensive income (loss), changes in equity and cash flows for the years then ended, and the related notes, and our report dated March 18, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Discussion and Analysis under the heading “Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that [1] pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; [2] provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and [3] provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Chartered Professional Accountants

Vancouver, Canada

March 18, 2025

ORLA MINING LTD.
Consolidated Balance Sheets

(thousands of United States dollars)

	December 31,	December 31,
	2024	2023

ASSETS
Current assets
Cash	$160,849	$96,632
Trade and other receivables	229	379
Derivative assets (note 13)	2,518	—
Value added taxes recoverable (note 9)	8,482	15,571
Inventory (note 8)	29,212	29,451
Prepaid expenses	3,329	3,142
	204,619	145,175
Restricted cash	746	1,011
Value added taxes recoverable (note 9)	—	826
Long term inventory (note 8)	6,924	5,627
Derivative assets (note 13)	869	—
Property, plant and equipment (note 11)	202,585	211,719
Exploration and evaluation properties (note 10)	181,993	170,000
Other non-current assets	613	1,420
TOTAL ASSETS	$598,349	$535,778

LIABILITIES
Current liabilities
Trade payables and accrued liabilities (note 14)	$22,594	$20,656
Income taxes payable	28,971	8,002
	51,565	28,658
Lease obligations (note 16)	1,346	1,993
Long term debt (note 15)	—	88,350
Derivative liabilities (note 13)	249	—
Deferred revenue	8,665	8,176
Site closure provisions (note 17)	9,761	7,424
Other long term liabilities	1,746	443
Deferred tax liabilities	17,572	193
TOTAL LIABILITIES	90,904	135,237

SHAREHOLDERS’ EQUITY
Share capital (note 18)	494,833	474,361
Reserves	25,182	24,387
Accumulated other comprehensive loss	(3,783)	(439)
Accumulated deficit	(8,787)	(97,768)
TOTAL SHAREHOLDERS’ EQUITY	507,445	400,541

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$598,349	$535,778

/s/ Jason Simpson	/s/ Elizabeth McGregor
Jason Simpson, Director	Elizabeth McGregor, Director

The accompanying notes are an integral part of these consolidated financial statements.

ORLA MINING LTD.
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(thousands of United States dollars, except per-share amounts)

	Year ended December 31
	2024	2023

REVENUE (note 3)	$343,918	$233,643

COST OF SALES
Operating costs (note 4(a))	(77,059)	(57,672)
Depletion and depreciation	(40,683)	(28,649)
Royalties (note 4(b))	(8,536)	(5,795)
	(126,278)	(92,116)

EARNINGS FROM MINING OPERATIONS	217,640	141,527

EXPLORATION AND EVALUATION
Exploration and evaluation (note 5)	(34,595)	(34,616)
Loss on impairment of exploration properties	—	(72,743)
	(34,595)	(107,359)

GENERAL AND ADMINISTRATIVE EXPENSES (note 6)	(16,899)	(13,408)

OTHER
Interest income	10,845	5,387
Depreciation	(407)	(504)
Share based payments (note 20)	(4,815)	(3,221)
Interest and accretion expense (note 7)	(6,891)	(11,838)
Fair value adjustments on financial instruments (note 13)	3,138	—
Foreign exchange	8,251	(1,443)
Other gains and losses	(5)	(1,547)
	10,116	(13,166)

INCOME BEFORE TAXES	176,262	7,594
Income taxes (note 27)	(87,281)	(34,604)

INCOME (LOSS) FOR THE YEAR	$88,981	$(27,010)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that may in future be reclassified to profit or loss:
Foreign currency differences arising on translation	(3,344)	1,144
TOTAL COMPREHENSIVE INCOME (LOSS)	$85,637	$(25,866)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (note 19)
Basic (millions)	318.7	311.5
Diluted (millions)	333.9	311.5

EARNINGS (LOSS) PER SHARE (note 19)
Basic	$0.28	$(0.09)
Diluted	$0.27	$(0.09)

The accompanying notes are an integral part of these consolidated financial statements.

ORLA MINING LTD.

Consolidated Statements of Cash Flows

(thousands of United States dollars)

	Year ended December 31
	2024	2023
OPERATING ACTIVITIES
Income (loss) for the year	$88,981	$(27,010)
Adjustments for:
Interest and accretion expense (note 7)	6,891	11,838
Income tax expense	87,281	34,604
Income taxes paid	(14,523)	(27,848)
Income tax instalments paid	(28,174)	(28,910)
Payment of cash settled RSUs and DSUs	—	(466)
Interest income not related to operating activities	(4,136)	—
Adjustments for items not affecting cash:
Depreciation and depletion	41,090	29,153
Share based payments expense (note 20)	4,815	3,221
Fair value adjustments on financial instruments	(3,138)	—
Unrealized foreign exchange loss (gain)	(6,701)	(843)
Loss on impairment of exploration properties	—	72,743
Loss on extinguishment of Credit Facility	—	1,547
Other	433	866
Cash provided by operating activities before changes in non-cash working capital	172,819	68,895
Changes in non-cash working capital (note 22(b))	1,800	(3,599)
Cash provided by operating activities	174,619	65,296

INVESTING ACTIVITIES
Purchase of plant and equipment	(16,110)	(8,149)
Expenditures on mineral properties	(13,318)	(12,705)
Acquisition of Contact Gold Corp., net of cash received (note 12)	(2,666)	—
Deposits and payments on long term assets	1,575	(496)
Restricted cash and environmental bonding	213	2,422
Value added taxes and interest received (note 9)	8,368	—
Payment pursuant to the Layback Agreement	—	(22,800)
Cash used in investing activities	(21,938)	(41,728)

FINANCING ACTIVITIES
Proceeds from issuance of common shares, net	—	18,434
Principal repayments (note 15)	(88,350)	(36,559)
Proceeds from exercise of stock options and warrants	9,025	7,760
Interest paid	(5,886)	(11,797)
Lease payments	(1,351)	(969)
Cash used in financing activities	(86,562)	(23,131)

Effects of exchange rate changes on cash	(1,902)	(83)

Net increase in cash	64,217	354
Cash, beginning of year	96,632	96,278
CASH, END OF YEAR	$160,849	$96,632

Supplemental cash flow information (note 22)

The accompanying notes are an integral part of these consolidated financial statements.

ORLA MINING LTD.

Consolidated Statements of Changes in Equity

(thousands of United States dollars)

	Common shares		Reserves
						Accumulated
	Number of		Share based			Other
	shares		payments	Warrants		Comprehensive	Accumulated
	(thousands)	Amount	reserve	reserve	Total	Income (loss)	deficit	Total
Balance at January 1, 2023	305,809	$445,316	$9,897	$14,112	$24,009	$(1,583)	$(70,758)	$396,984
Shares issued pursuant to top up right	3,987	18,434	—	—	—	—	—	18,434
Shares issued for property payments	62	242	—	—	—	—	—	242
Warrants exercised (note 18)	1,292	3,215	—	(345)	(345)	—	—	2,870
Options exercised (note 20)	3,866	6,926	(2,036)	—	(2,036)	—	—	4,890
RSUs issued upon vesting (note 20)	58	228	(228)	—	(228)	—	—	—
Share based payments (note 20)	—	—	2,987	—	2,987	—	—	2,987
Loss for the year	—	—	—	—	—	—	(27,010)	(27,010)
Other comprehensive income	—	—	—	—	—	1,144	—	1,144
Balance at December 31, 2023	315,074	$474,361	$10,620	$13,767	$24,387	$(439)	$(97,768)	$400,541

Balance at January 1, 2024	315,074	$474,361	$10,620	$13,767	$24,387	$(439)	$(97,768)	$400,541
Shares issued pursuant to acquisition, (note 12)	2,221	8,937	—	—	—	—	—	8,937
Share issuance costs (note 12)	—	(71)	—	—	—	—	—	(71)
Warrants exercised (note 18)	2,713	6,646	—	(716)	(716)	—	—	5,930
Options exercised (note 20)	1,508	4,253	(1,158)	—	(1,158)	—	—	3,095
RSUs issued upon vesting (note 20)	162	707	(707)	—	(707)	—	—	—
Share based payments (note 20)	—	—	3,376	—	3,376	—	—	3,376
Income for the year	—	—	—	—	—	—	88,981	88,981
Other comprehensive loss	—	—	—	—	—	(3,344)	—	(3,344)
Balance at December 31, 2024	321,678	$494,833	$12,131	$13,051	$25,182	$(3,783)	$(8,787)	$507,445

The accompanying notes are an integral part of these consolidated financial statements.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(US dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

1.CORPORATE INFORMATION AND NATURE OF OPERATIONS

Orla Mining Ltd. was incorporated in Alberta in 2007 and was continued into British Columbia in 2010 and subsequently into Ontario under the Business Corporations Act (Ontario) in 2014. In 2016, the Company was continued as a federal company under the Canada Business Corporations Act. The “Company”, “Orla”, “we”, and “our” refer to Orla Mining Ltd. and its subsidiaries. The registered office of the Company is located at Suite 1010, 1075 West Georgia Street, Vancouver, Canada.

The Company is engaged in the acquisition, exploration, development, and exploitation of mineral properties, and holds the Camino Rojo gold and silver mine in Zacatecas State, Mexico, the South Carlin Complex in Nevada, USA, and the Cerro Quema gold project in Panama.  Subsequent to the reporting period, the Company acquired the Musselwhite Mine in Ontario, Canada (note 28(a)).

These consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future.

2.BASIS OF PREPARATION

(a)	Statement of compliance and basis of presentation

We have prepared these consolidated financial statements of the Company in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments that are measured at fair values at the end of each reporting period, as explained in the material accounting policies information below. These consolidated financial statements are presented in United States dollars.

Our material accounting policies information is provided in note 29. The significant accounting judgements we applied and the significant accounting estimates we used are outlined in note 30.

On March 18, 2025, the Board of Directors approved these consolidated financial statements for issuance.

(b)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. Where necessary, we have made adjustments to the financial statements of subsidiaries to bring their accounting policies in line with the accounting policies of the consolidated group. We have eliminated all material intercompany transactions, balances, revenues, and expenses upon consolidation.

Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition or control and up to the effective date of disposition or loss of control. Control is achieved when the Company has power over the investee, is exposed to or has rights to variable returns from its involvement with an investee and has the ability to affect those returns through its power over the investee.

Orla Mining Ltd. is the ultimate parent entity of the group. At December 31, 2024 and 2023, the main operating subsidiaries of the Company, their geographic locations, and the ownership interests held by the Company, were as follows:

		Ownership at December 31
Name	Principal activity	2024	2023	Location
Minera Camino Rojo SA de CV	Production	100%	100%	Mexico
Gold Standard Ventures (US) Inc.	Exploration	100%	100%	USA
Minera Cerro Quema SA	Exploration	100%	100%	Panama

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

3.	REVENUE

	Year ended
	December 31
	2024	2023
Gold	$330,929	$230,955
Silver	12,989	2,688
Revenue	$343,918	$233,643

Customer A	$27,713	$54,707
Customer B	139,981	70,072
Customer C	156,147	97,334
Others	20,077	11,530
Revenue	$343,918	$233,643

During the year ended December 31, 2024, two customers each contributed more than 10% of total revenues for a combined total of approximately 86% of revenues. The Company is not economically dependent on any specific customers for the sale of its product because gold can be sold through numerous gold traders worldwide.

4.COST OF SALES

(a)Operating costs

	Year ended
	December 31
	2024	2023
Mining and processing costs	$75,666	$56,889
Refining and transportation costs	1,393	783
	$77,059	$57,672

(b)Royalties

	Year ended
	December 31
	2024	2023
Camino Rojo Oxide 2% NSR royalty	$6,816	$4,628
Mexican 0.5% Extraordinary Mining Duty	1,720	1,167
	$8,536	$5,795

5.EXPLORATION AND EVALUATION EXPENSES

	Year ended
	December 31
	2024	2023
Camino Rojo	$8,071	$8,740
South Railroad	20,875	19,377
Cerro Quema	5,245	6,001
Other	404	498
	$34,595	$34,616

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

6.GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended
	December 31
	2024	2023
Office and administrative	$3,846	$3,552
Professional fees	4,567	2,718
Regulatory and transfer agent	525	451
Salaries and benefits	7,961	6,687
	$16,899	$13,408

7.INTEREST AND ACCRETION EXPENSE

	Year ended
	December 31
	2024	2023
Interest expense
Revolving Facility	$4,840	$2,736
Interest expense on lease liabilities (note 16)	160	156
Credit Facility (note 15)	—	6,030
Fresnillo obligation	—	1,064
Other	898	268
Interest expense	5,898	$10,254

Accretion expense
Accretion of site closure provisions (note 17)	504	539
Deferred revenue	489	676
Credit Facility (note 15)	—	369
Accretion expense	993	1,584

Interest and accretion expense	$6,891	$11,838

8.INVENTORY

	December 31,	December 31,
	2024	2023
Current
Stockpiled ore	$1,063	$913
In-process inventory	15,014	20,509
Finished goods inventory	8,520	4,041
Materials and supplies	4,615	3,988
Inventory – current	$29,212	$29,451

Long term
Stockpiled ore	$6,924	$5,627

Long term inventory consists of stockpiled ore that is not expected to be processed within 12 months.

Included within inventory at December 31, 2024 is $8.8 million of depreciation and depletion (December 31, 2023 — $9.2 million).

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

9.VALUE ADDED TAXES RECOVERABLE

	December 31,	December 31,
	2024	2023
Current portion	$8,482	$15,571
Long term portion	—	826
	$8,482	$16,397

Value added taxes (“VAT”) paid in Mexico are fully recoverable. However, VAT recovery returns in Mexico are subject to complex filing requirements and detailed audit or review by the fiscal authorities. Consequently, the timing of receipt of refunds is uncertain. We have used judgement in classifying the current and non-current portions of our Mexican VAT receivables. Factors that we considered include (i) the regularity of payments received, (ii) discussions with and communications from the Mexican tax authorities with respect to specific claims, and (iii) the expected length of time for refunds in accordance with Mexican regulations.

During 2024, we received $8.4 million in respect of a favourable resolution of an outstanding dispute with the Mexican tax authorities. This amount included $4.1 million of interest. Because this refund relates to periods during which the Camino Rojo mine was under construction, we have presented these amounts as investing activities on our statement of cash flows.

During 2024, we wrote off $0.8 million (2023 – nil) of VAT following an unfavorable resolution of an outstanding dispute with the Mexican tax authorities.

At December 31, 2024, there were no material VAT amounts (December 31, 2023 — $0.8 million) under dispute with the taxation authorities.

10.EXPLORATION AND EVALUATION PROPERTIES

Our exploration and evaluation properties consist of the South Carlin Complex in Nevada, United States, and the Cerro Quema Project in Panama.

	South Railroad	Cerro Quema	Monitor Gold	Total
At January 1, 2023	$160,000	$82,429	$314	$242,743
Impairments	—	(72,429)	—	(72,429)
Derecognition	—	—	(314)	(314)
At December 31, 2023	160,000	10,000	—	170,000
Acquisition of Contact Gold Corp. (note 12)	12,203	—	—	12,203
Farm out proceeds (note 12(a)(ii))	(210)	—	—	(210)
At December 31, 2024	$171,993	$10,000	—	$181,993

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

11.PROPERTY, PLANT AND EQUIPMENT

	Producing		Machinery		Other right
	mineral		and	Other	of use	Construction
	property	Buildings	equipment	assets	assets	in progress	Total
Cost
At January 1, 2023	$115,753	$72,008	$52,345	$2,620	$4,160	$—	$246,886
Additions	12,705	141	2,305	823	484	4,881	21,339
Change in site closure provision (note 17)	(559)	(927)	(593)	—	—	—	(2,079)
Derecognition	—	—	—	—	(117)	—	(117)
Due to changes in exchange rates	—	—	(5)	7	22	—	24
At December 31, 2023	127,899	71,222	54,052	3,450	4,549	4,881	266,053
Additions	13,318	11	220	20	1,590	15,859	31,018
Transfers	—	12,244	2,924	231	—	(15,399)	—
Change in site closure provision (note 17)	1,244	—	—	—	—	—	1,244
Derecognition	—	—	—	—	(586)	—	(586)
Due to changes in exchange rates	—	—	—	(21)	(78)	—	(99)
Disposals	—	—	(253)	(145)	(2,240)	—	(2,638)
At December 31, 2024	$142,461	$83,477	$56,943	$3,535	$3,235	$5,341	$294,992

Accumulated depreciation
At January 1, 2023	$9,641	$6,286	$4,891	$705	$947	$—	$22,470
Depletion and depreciation	13,844	9,610	6,789	563	1,115	—	31,921
Derecognition	—	—	(5)	—	(52)	—	(57)
At December 31, 2023	23,485	15,896	11,675	1,268	2,010	—	54,334
Disposals	—	—	(253)	(145)	(2,240)	—	(2,638)
Depletion and depreciation	20,338	10,699	7,717	663	1,294	—	40,711
At December 31, 2024	$43,823	$26,595	$19,139	$1,786	$1,064	$—	$92,407

Net book value
At December 31, 2023	$104,414	$55,326	$42,377	$2,182	$2,539	$4,881	$211,719
At December 31, 2024	$98,638	$56,882	$37,804	$1,749	$2,171	$5,341	$202,585

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

12.ACQUISITION OF CONTACT GOLD CORP.

On April 29, 2024, the Company completed the acquisition of Contact Gold Corp. (“Contact”) through a court-approved plan of arrangement (the “Transaction”).  On closing of the Transaction, shareholders of Contact received 0.0063 (“Exchange Ratio”) Orla shares for each share of Contact held. This resulted in the issuance of 2,220,901 Orla common shares to Contact shareholders. The Contact warrants which were outstanding at April 29, 2024 (the “Contact Warrants”) became exercisable for shares of Orla based on the Exchange Ratio, resulting in 315,000 Orla shares issuable on exercise of such warrants. We accounted for this acquisition as a purchase of assets. Accordingly, we allocated the sum of consideration paid and transaction costs incurred to the net assets acquired based on relative fair values.

The purchase consideration was calculated as follows:

Estimated fair value of 2,220,901 common shares issued by the Company	$8,937
Transaction costs	2,676
Total purchase consideration	$11,613

Assets acquired and liabilities assumed:

Cash and cash equivalents	$83
Restricted cash	18
Receivables and other assets	209
Trade and other payables	(717)
Lease liabilities	(27)
Asset retirement obligations	(156)
Exploration and evaluation properties – South Railroad	12,203
Total assets acquired and liabilities assumed, net	$11,613

The fair value of Orla common shares issued was determined using the Company’s closing share price of C$5.50 on the trading day immediately prior to the date of closing of the Transaction and the exchange rate of 1.3668 CAD/USD.

Each Contact Warrant gives the holder rights to acquire common shares of the Company in accordance with the terms of the plan of arrangement. The effective exercise price of the Contact Warrants (C$7.94 per Orla share) was determined by dividing the exercise price of the Contact warrants by the Exchange Ratio. The fair value of the Contact Warrants was determined using the Black-Scholes option pricing model. On issuance, the weighted average fair value of the Contact Warrants was C$0.93 per share issuable under the warrants. However, the effect of the Contact Warrants on the purchase consideration was immaterial and was therefore not included.

(a)Mineral properties acquired

The Contact properties acquired consist primarily of the Pony Creek property and the Green Springs property, as well as several other smaller properties.

(i)Pony Creek

The Pony Creek property is located adjacent to the South Railroad property and situated within a prospective land package along the Carlin Trend in Nevada. The property is subject to a 3% net smelter return (“NSR”) royalty in favour of Sandstorm Gold Ltd. This property is now included within the South Railroad Project for accounting purposes.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(ii)Green Springs

The Green Springs property is an early-stage exploration property located in the southern end of Nevada’s Cortez trend. Certain claims within Green Springs are subject to NSR royalties ranging from 3% to 4.5%.

Pursuant to an agreement with Centerra Gold Inc. (“Centerra”), dated December 8, 2022, Centerra has an option to acquire a 70% interest in Green Springs for cumulative earn-in exploration expenditures totaling $10 million and aggregate cash payments to the Company totalling $1 million. During the year ended December 31, 2024, $210,000 (2023 – $nil) in consideration received pursuant to farm out agreements was credited against these properties.

13.DERIVATIVE CONTRACTS

During the three months ended December 31, 2024, the Company entered into a series of gold forward contracts with multiple counterparties, intended to manage the risk of fluctuating gold prices between the date of the announcement of, and date of the closing of, the acquisition of the Musselwhite Mine (note 28(a)). These contracts had a weighted average price per ounce of $2,834 to sell a total of 144,887 ounces between March 2025 and February 2028. We measured these contracts using a discounted cash flow model, incorporating gold forward prices from the London Bullion Market Association (“LBMA”) Traders Mid forward curve and discounting based on the 1-Month Term SOFR Zero Rate, adjusted for credit risk. These derivatives have not been designated as hedges.  Consequently, changes in the fair values of these gold forward contracts are recognized in profit or loss for the period.

	Ounces	Fair value
At January 1, 2024	—	$—
New contracts entered into	144,887	—
Mark to market adjustments recognized	—	3,138
At December 31, 2024	144,887	$3,138

Because these gold forward contracts are with multiple counterparties (some with unrealized gains and some with unrealized losses) and because there is no ability to offset net positive positions with net negative positions, we present these gold forward contracts as both assets and as liabilities on our balance sheet.

Fair value
Presented as current assets	$2,518
Presented as non-current assets	869
Presented as non-current liabilities	(249)
$3,138

Subsequent to December 31, 2024, upon the acquisition of the Musselwhite Mine, these contracts were closed out immediately prior to entering into the Gold Prepayment (as defined below).

14.TRADE PAYABLES AND ACCRUED LIABILITIES

	December 31,	December 31,
	2024	2023
Trade payables and accrued trade liabilities	$11,339	$9,793
Royalties payable (note 4(b))	3,415	2,466
Payroll related	5,547	6,532
Current portion of lease obligations (note 16)	833	915
Other	1,460	950
	$22,594	$20,656

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

15.LONG TERM DEBT

	Credit Facility	Revolving Facility
At January 1, 2023	$122,995	$—
Converted from Credit Facility to Revolving Facility	(113,350)	113,350
Unamortized transaction costs expensed	1,455	—
Principal repayments during the year	(11,100)	(25,000)
At December 31, 2023	—	88,350
Principal repayments during the year	—	(88,350)
At December 31, 2024	$—	$—

In April 2022, the Company entered into a credit facility (the “Credit Facility”) consisting of a  $100 million term facility and a $50 million revolving facility through a syndicate of lenders. In August 2023, the term facility was extinguished in its entirety and the amounts due thereunder were transferred to a new $150 million revolving facility (the “Revolving Facility”).

The Revolving Facility had a four-year term maturing on August 27, 2027, with an option to increase this facility to $200 million, subject to certain conditions.

The applicable interest rate for the Revolving Facility was based on the term Secured Overnight Financing Rate (“SOFR”) plus an applicable margin ranging from 2.50% to 3.75% based on the Company’s leverage ratio at the end of each fiscal quarter. During year ended December 31, 2024, the average interest rate paid on the Revolving Facility was 7.9% per annum (2023 – 7.8%).

A standby fee was payable on the undrawn portion of the Revolving Facility. The standby fee was charged at 0.56% to 0.84% depending on the leverage ratio. At December 31, 2024, the undrawn amount was $150.0 million.

The Revolving Facility was secured by the Company’s present and future assets, property and all proceeds thereof, other than present and future assets owned by Minera Cerro Quema which are excluded from the collateral. The Company was prohibited from declaring, paying or setting aside for payment any dividends unless certain financial covenants and ratios are met.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

The Revolving Facility included covenants customary for a facility of this nature, including compliance with customary restrictive covenants, and the following financial covenants all as defined in the related agreements:

●	maintaining a leverage ratio at less than or equal to 3.5,
●	an interest service coverage ratio at greater than or equal to 4.0,
●	a tangible net worth greater than or equal to $278.6 million, and
●	minimum liquidity in an amount greater than or equal to $15.0 million.

As at December 31, 2024, the Company was in compliance with these covenants.

Subsequent to the reporting period, the Revolving Facility was further amended in connection with the acquisition of the Musselwhite Mine. The amended credit facility (the "Amended Credit Facility") now consists of a $150 million revolving facility (the "Amended Revolving Facility") and a $100 million term facility (the "Term Facility") through a syndicate of lenders. The Term Facility has a three - year term with no principal payments during the first two quarters, following which the Term Loan will be repaid in quarterly installments of $5 million commencing on December 31, 2025, with the balance repaid at maturity. The Amended Revolving Facility, as well as the interest rates, covenants and other terms of the Amended Credit Facility, are substantially consistent with the Revolving Facility discussed above.

16.	LEASE OBLIGATIONS

The Company has lease contracts for mining equipment, vehicles, and buildings. Leases of mining equipment have lease terms of two years, while vehicles and buildings generally have lease terms between three and five years.

(a)Lease obligations

	December 31,	December 31,
	2024	2023
Beginning of year	$2,908	$3,173
Acquisition of Contact Gold Corp. (note 12)	27	—
Additions	1,590	484
Interest expense (note 7)	160	156
Lease payments	(1,511)	(1,125)
Derecognition	(586)	—
Due to changes in exchange rates	(409)	220
End of year	$2,179	$2,908

Current (note 14)	$833	$915
Non-current	1,346	1,993
	$2,179	$2,908

(b)Lease expenses recognized

	Year ended December 31
	2024	2023
Interest on lease liabilities	$160	$156
Variable lease payments not included in the measurement of lease liabilities	18,396	12,905
Expenses relating to short-term leases	952	241
Expenses relating to leases of low-value assets, excluding short-term leases	64	79
	$19,572	$13,381

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

17.	SITE CLOSURE PROVISIONS

		Nevada	Cerro Quema
	Camino Rojo	projects	Project	Total
At January 1, 2023	$6,301	$1,617	$343	$8,261
Changes in cost estimates	(1,996)	463	157	(1,376)
Accretion during the year (note 7)	521	18	—	539
At December 31, 2023	4,826	2,098	500	7,424
Acquisition of Contact Gold Corp. (note 12)	—	156	—	156
Changes in cost estimates	1,244	433	—	1,677
Accretion during the year (note 7)	483	21	—	504
At December 31, 2024	$6,553	$2,708	$500	$9,761

	December 31, 2024			December 31, 2023
			Cerro			Cerro
		Nevada	Quema		Nevada	Quema
	Camino Rojo	projects	Project	Camino Rojo	projects	Project
Estimated settlement dates	2033 to 2047	2037 to 2039		2033 to 2047	2037 to 2029
Undiscounted risk-adjusted cash flows	$11,085	$2,780	$500	$9,765	$2,336	$500
Inflation rate	4.0%	2.4%	—	3.7%	2.6%	—
Discount rate	9.5%	3.9%	—	9.8%	3.6%	—

18.SHARE CAPITAL

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

(b)	Warrants

The following summarizes information about shares issuable upon the exercise of warrants outstanding during the year.

	Exercise		December 31,		Contact Gold						December 31,
Expiry date	price		2023		acquisition		Exercised		Expired		2024
December 18, 2026	C$	3.00		28,253,200				(2,713,200)		—		25,540,000
February 23, 2026 (note 13)	C$	7.94		—		315,000		—		—		315,000
Shares issuable upon exercise of warrants				28,253,200		315,000		(2,713,200)		—		25,855,000

Weighted average exercise price			C$	3.00	C$	7.94	C$	3.00	C$	—	C$	3.06

Subsequent to the reporting period, the Company issued 421,500 common shares for proceeds of $1.0 million pursuant to the exercise of warrants and issued 23,392,397 warrants in connection with the acquisition of the Musselwhite Mine (note 28 (d)).

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

19.EARNINGS (LOSS) PER SHARE

Earnings (loss) per share has been calculated using the weighted average number of common shares outstanding for the years ended December 31, 2024 and 2023 as follows:

(a)Basic

	Year ended December 31
	2024	2023
Income (loss) for the year	$88,981	$(27,010)
Weighted average number of common shares (thousands)	318,720	311,482
Basic earnings (loss) per share	$0.28	$(0.09)

(b)Diluted

	Year ended December 31
	2024	2023
Income (loss) for the year	$88,981	$(27,010)

Weighted average number of common shares (thousands)	318,720	311,482
Dilutive potential ordinary shares
Warrants	12,500	—
Options	770	—
RSUs	572	—
DSUs	848	—
Bonus shares	500	—
Weighted average number of ordinary shares	333,910	311,482

Diluted earnings (loss) per share	$0.27	$(0.09)

Potential ordinary shares arising from warrants (13,026,000), stock options (2,383,000), RSUs (375,000), DSUs (648,000) and 500,000 bonus shares are not included in the calculation of diluted loss per share for the year ended December 31, 2023 because their effect would have been anti-dilutive.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

20.SHARE-BASED PAYMENTS

The Company has five different forms of share-based payments for eligible recipients – stock options, restricted share units (“RSUs”), deferred share units (“DSUs”), performance share units (“PSUs”), and bonus shares. The bonus shares have fully vested but have not yet been issued.

	Year ended December 31
Share- based payments expense	2024	2023
Stock options (note 20(a))	$1,276	$1,342
Restricted share units (note 20(b))	1,369	1,135
Deferred share units (note 20(c))	731	623
Performance share units (note 20(d))	1,439	121
Share based payments expense	$4,815	$3,221

(a)	Stock options

Stock options granted by the Company have a five-year life, with one third each vesting one, two, and three years after grant date.

	Year ended December 31
	2024			2023
		Weighted			Weighted
		average			average
Stock options outstanding	Number	exercise price		Number	exercise price
Outstanding, January 1	5,523,297	C$	4.93	9,178,889	C$	3.71
Granted	651,955		5.13	457,260		6.57
Exercised	(1,508,214)		2.82	(3,866,208)		1.71
Expired, forfeited or cancelled	(1,096,567)		7.86	(246,644)		13.14
Outstanding, December 31	3,570,471	C$	4.95	5,523,297	C$	4.93

Vested, December 31	2,360,556	C$	4.64	4,308,120	C$	4.64

The stock options granted during the year ended December 31, 2024 had a grant date fair value of C$1.6 million ($1.2 million) using the Black Scholes option pricing model with the following weighted average assumptions:

●	Share price at grant date – C$5.13, expected volatility 50%, expected life - 5 years, risk free interest rate 3.5% and expected dividends – nil.

The stock options granted during the year ended December 31, 2023 had a grant date fair value of C$1.4 million ($1.0 million) using the Black Scholes option pricing model with the following weighted average assumptions:

●	Share prices at grant dates – C$6.58 and C$6.07, expected volatility 50%, expected life – 5 years, risk free interest rate 3.0% and expected dividends – nil.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

The stock options outstanding at December 31, 2024, were as follows:

	Weighted
	average remaining	Range of exercise			Number
Weighted average remaining contractual life	life (years)	prices (C$)			outstanding
Less than 3 months	0.2	$2.21	–	2.39	608,386
	0.3	$5.13	–	$5.37	296,998
	0.3	$6.58			35,406
	0.1	$8.81			2,982
4 to 12 months	0.3	$2.58			25,000
	0.7	$5.80			10,000
	0.7	$6.03	–	$7.63	205,964
	0.7	$8.55			4,770
13 to 24 months	1.3	$4.04	–	$4.80	575,592
	1.1	$7.43			8,820
25 to 36 months	2.5	$3.71	–	$3.88	43,580
	2.4	$5.06	–	$5.98	739,265
More than 3 years	4.3	$5.13			600,840
	3.2	$6.07	–	$6.58	412,868
	1.9	$2.21	–	$8.81	3,570,471

Subsequent to the reporting period, 332,404 stock options were exercised, for gross proceeds to the Company of $1.3 million.

(b)	Restricted share units (“RSUs”)

RSUs awarded by the Company typically vest one-third each one, two, and three years after award date.

	Year ended December 31
Number of RSUs outstanding:	2024	2023
Outstanding, January 1	580,219	443,267
Awarded	409,014	295,429
Vested and settled	(161,343)	(152,203)
Forfeitures	(6,850)	(6,274)
Outstanding, December 31	821,040	580,219

		Number vesting in the year
Number of RSUs outstanding:	Total	2024	2025	2026	2027
Outstanding, December 31, 2023	580,219	333,720	150,102	96,397	—
Outstanding, December 31, 2024	821,040	—	469,729	221,450	129,861

Restricted Share Units (“RSUs”) are valued based on the closing price of the Company’s common shares on the trading day immediately prior to award. As at December 31, 2024, all RSU’s outstanding were accounted for as equity-settled.

During the year ended December 31, 2024, there were no RSUs settled in cash (2023 – 94,063 RSUs settled in cash for $0.5 million).

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(c)	Deferred share units (“DSUs”)

DSUs are awarded by the Company to directors. These DSUs vest immediately but are not settled until the end of the director’s tenure. They may be settled in cash or common shares at the option of the Company. DSUs are valued using the closing price of the Company’s common shares immediately prior to award.

	Year ended December 31
Number of DSUs outstanding:	2024	2023
Outstanding, January 1	701,927	559,725
Awarded and vested immediately	192,976	142,202
Outstanding, December 31	894,903	701,927

Vested, December 31	894,903	701,927

(d)Performance share units (“PSUs”)

In March 2023, the Board of Directors approved a PSU plan for certain officers of the Company. The PSUs cliff vest after three years and are settled in cash. The cash payment upon vesting will be based on the number of PSUs, multiplied by the five-day volume weighted average price of the Company’s shares upon vesting, which is then multiplied by a “performance percentage”. The performance percentage ranges from 0% to 200% based on the Company’s total shareholder return compared to a peer group, consisting of the constituents of the S&P/TSX Global Gold Index.

We recognize share-based compensation expense related to these PSUs over the vesting period.  We charge or credit to earnings at each reporting period the change in fair value of the PSU liability.  This fair value is generally dependent on quoted market values of the Company and the peer group, the lapsed portion of the vesting period, the number of PSUs expected to vest, and the expected performance percentage.

We valued our PSU liabilities using a Monte Carlo model leading to a standard error of less than 1%.  As at December 31, 2024, the PSU liability totaled $1.5 million and is included in other long term liabilities (December 31, 2023 – $0.1 million).

On March 30, 2024, the Company awarded a total of 324,139 PSUs.

	Year ended December 31
Number of PSUs outstanding:	2024	2023
Outstanding, January 1	198,737	—
Awarded during the year	324,139	198,737
Outstanding, December 31	522,876	198,737

Vested, December 31	—	—

(e)Bonus shares

There are 500,000 common shares which were awarded to the non‐executive Chairman of the Company as bonus shares, which vested on June 18, 2020. Although the bonus shares have vested, they will become issuable (1) when the non‐executive Chairman ceases to act as a director of the Company, or (2) upon a change of control of the Company.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

21.RELATED PARTY TRANSACTIONS

The Company’s related parties include:

Related party	Nature of the relationship
Key management personnel

Key management personnel are the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, Chief Sustainability Officer, the Senior Vice President Exploration, and members of the Board of Directors of the Company.

(a)	Key management personnel

Compensation to key management personnel was as follows:

	Year ended December 31
	2024	2023
Salaries and short-term incentives	$3,025	$3,439
Directors’ fees	595	366
Termination benefits	434	—
Share based payments	2,019	1,895
	$6,073	$5,700

(b)	Transactions

The Company had no other material transactions with related parties other than key management personnel during the years ended December 31, 2024, and 2023.

(c)	Outstanding balances at the reporting date

At December 31, 2024, estimated accrued short term incentive compensation totaled $1.3 million and is included in accrued liabilities (December 31, 2023 – $1.4 million).

22.SUPPLEMENTAL CASH FLOW INFORMATION

(a)	Cash and cash equivalents

Cash and cash equivalents consists of bank current accounts and cash on hand.

(b)	Changes in non-cash working capital

	Year ended December 31
	2024	2023
Accounts receivable and prepaid expenses	$(504)	$(294)
Inventory	(1,395)	(5,635)
Valued added taxes recoverable	2,105	(574)
Trade payables and accrued liabilities	1,594	2,904
Changes in non-cash working capital	$1,800	$(3,599)

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(c)Changes in Credit Facility and Revolving Facility

	Year ended December 31
	2024	2023
Principal repayments of Credit Facility (note 15)	$—	$(11,100)
Extinguishment of the Credit Facility (note 15)	—	(113,350)
Proceeds from the Revolving Facility, net of transaction costs (note 15)	—	113,350
Principal repayments of the Revolving Facility (note 15)	(88,350)	(25,000)
Revolving facility cash transaction costs (note 15)	—	(459)
Cash flow effect of changes in Credit Facility and Revolving Facility	$(88,350)	$(36,559)

(d)Non-cash investing and financing activities

	Year ended December 31
	2024	2023
Financing activities
Stock options exercised, credited to share capital with an offset to reserves	$1,158	$2,036
Warrants exercised, credited to share capital with an offset to reserves	716	345
Common shares issued on maturity of RSUs, credited to share capital with an offset to reserves	707	228

Investing activities
Initial recognition of right of use assets, with an offset to lease obligation	1,590	484

23.SEGMENT INFORMATION

(a)	Geographic segments

The Company’s geographic segments align very closely with its reportable operating segments. We conduct our activities in four geographic areas: Mexico, USA, Panama, and our corporate offices are in Canada.

(b)	Reportable segments

The operating and reportable segments of the Company are based on the reports which are reviewed by the chief operating decision maker (“CODM”) in making strategic resource allocation decisions. These operating segments are (1) the Camino Rojo Mine, (2) the Nevada projects, (3) the Cerro Quema project, and (4) the corporate office. The operating segments other than corporate office are each managed by a dedicated General Manager and management team. The corporate office oversees the plans and activities of early-stage exploration projects.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(i)Income (loss) for the year by segment

Year ended December 31, 2024	Mexico	USA	Panama	Corporate	Total
Provided to the CODM on a per-segment basis
Revenue (note 3)	$343,918	$—	$—	$—	$343,918
Operating costs	(77,059)	—	—	—	(77,059)
Royalties	(8,536)	—	—	—	(8,536)
Exploration and evaluation expenses (note 5)	(8,071)	(20,875)	(5,245)	(404)	(34,595)
General and administrative expenses (note 6)	—	—	(755)	(16,144)	(16,899)
Segment profit (loss) as provided to the CODM	250,252	(20,875)	(6,000)	(16,548)	206,829
Reconciling items to net income before tax expense
Depletion and depreciation	—	—	—	—	(40,683)
Interest income	—	—	—	—	10,845
Depreciation	—	—	—	—	(407)
Share based payments (note 20)	—	—	—	—	(4,815)
Interest and accretion expense	—	—	—	—	(6,891)
Fair value adjustments on financial instruments	—	—	—	—	3,138
Foreign exchange and other gain (loss)	—	—	—	—	8,246
Income before tax expense, for the year	—	—	—	—	$176,262

In June 2024 an IFRS Interpretations Committee ("IFRIC") Agenda Decision clarified the manner in which entities evaluate the information provided to the CODM, including items that are not separately reviewed by the CODM but that are included in the CODM’s measure of segment profit. We have revised our segment reporting based on our evaluation of the clarified guidance. We have recast our comparative segment disclosure information to conform to the current year's presentation.

Year ended December 31, 2023	Mexico	USA	Panama	Corporate	Total
Provided to the CODM on a per-segment basis
Revenue (note 3)	$233,451	$—	$—	$192	$233,643
Operating costs	(57,672)	—	—	—	(57,672)
Royalties	(5,795)	—	—	—	(5,795)
Exploration and evaluation expenses (note 5)	(8,740)	(19,377)	(6,001)	(498)	(34,616)
Impairment of exploration properties	—	(314)	(72,429)	—	(72,743)
General and administrative expenses (note 6)	—	—	—	(13,408)	(13,408)
Segment profit (loss) as provided to the CODM	161,244	(19,691)	(78,430)	(13,714)	49,409
Reconciling items to net income before tax expense
Depletion and depreciation	—	—	—	—	(28,649)
Interest income	—	—	—	—	5,387
Depreciation	—	—	—	—	(504)
Share based payments (note 20)	—	—	—	—	(3,221)
Interest and accretion expense	—	—	—	—	(11,838)
Loss on extinguishment of credit facility	—	—	—	—	(1,547)
Foreign exchange and other gain (loss)	—	—	—	—	(1,443)
Income before tax expense, for the year	—	—	—	—	$7,594

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(ii)Assets by segment

At December 31, 2024	Mexico	USA	Panama	Corporate	Total
Property, plant and equipment	$201,417	$613	$—	$555	$202,585
Exploration and evaluation properties	—	$171,993	$10,000	—	$181,993
Total assets	$378,619	$173,260	$10,809	$35,661	$598,349

At December 31, 2023	Mexico	USA	Panama	Corporate	Total
Property, plant and equipment	$210,339	$525	$—	$855	$211,719
Exploration and evaluation properties	—	160,000	10,000	—	170,000
Total assets	336,374	161,137	10,673	27,594	535,778

24.CAPITAL MANAGEMENT

(a)	Objectives

Our objectives when managing capital are to safeguard the Company’s ability to continue as a going concern to pursue the exploration, evaluation, development, and exploitation of our mineral properties and to maintain a flexible capital structure.

We manage our capital structure and adjust it considering changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the Company’s capital structure, we may issue new shares, take on additional debt or repay outstanding debt, or acquire or dispose of assets. We currently do not pay regular dividends.

Our ability to carry out our long-range strategic objectives in future periods depends on our ability to generate positive cash flows from our mining operations and to raise financing from lenders, shareholders, and new investors. We regularly review and consider financing alternatives to fund the Company’s ongoing operational, exploration, and development activities.

(b)	Investment policy

Our investment policy is to invest the Company’s excess cash in low-risk financial instruments such as demand deposits and savings accounts with major Canadian banks. By using this strategy, the Company preserves its cash resources and can marginally increase these resources with low risk through the yields on these investments. Our financial instruments are exposed to certain financial risks, which include currency risk, credit risk, and liquidity risk.

25.FINANCIAL INSTRUMENTS

(a)	Fair value hierarchy

To provide an indication of the reliability of the inputs used in determining fair value, we classify our financial instruments into the three levels prescribed by the accounting standards.

Level 1

The fair value of financial instruments traded in active markets (such as publicly traded equity securities) is based on quoted (unadjusted) market prices as at the reporting date. The quoted market price used for financial assets held by the Company is the closing trading price on the reporting date. Such instruments are included in Level 1.

Level 2

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, we include that instrument in Level 2.

Level 3	If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

The carrying value of cash and cash equivalents, trade and other receivables, and restricted cash approximates the fair value due to the short-term nature of the instruments.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

At December 31, 2024, the carrying values and fair values of our financial instruments by category were as follows:

			Fair value
		Carrying
	Classification	value	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	FVTPL	$160,849	$160,849	$—	$—
Accounts receivable	FVTPL	65	65	—	—
Derivative assets	FVTPL	3,387	—	3,387	—
Restricted cash	Amortized cost	763	763	—	—
		$165,064	$161,677	$3,387	$—

Financial liabilities
Derivative liabilities	FVTPL	249	—	249	—
Lease obligation	Amortized cost	2,179	—	2,179	—
		$5,322	$—	$5,322	$—

At December 31, 2023, the carrying values and fair values of our financial instruments by category were as follows:

			Fair value
		Carrying
	Classification	value	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	FVTPL	$96,632	$96,632	$—	$—
Accounts receivable	FVTPL	18	18	—	—
Restricted cash	Amortized cost	1,011	1,011	—	—
		$97,661	$97,661	$—	$—

Financial liabilities
Accrued liabilities	Amortized cost	122	122	—	—
Lease obligation	Amortized cost	2,908	—	2,908	—
Revolving Facility	Amortized cost	88,350	—	—	88,350
		$91,380	$122	$2,908	$88,350

The fair value of the Revolving Facility is determined using discounted cash flows based on the expected amounts and timing of the cash flows discounted using a market rate of interest adjusted for appropriate credit risk.

The fair value of the Revolving Facility at December 31, 2023 was estimated at $88.4 million using a discount rate of 7.9%.

We determine whether transfers have occurred between levels in the hierarchy by re-assessing categorization at the end of each reporting period.

(b)	Financial risk management
(i)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to financial instruments fails to meet its contractual obligations. The Company’s material exposure to credit risk is limited to its cash and derivative assets.

Our cash is held at large financial institutions in interest bearing accounts, and we mitigate credit risk related to derivative assets by entering into transactions with long-standing, reputable counterparties. We believe that the credit risk related to our cash and derivative assets are low. The Company’s maximum exposure to credit risk is the carrying value of its cash and derivative assets.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities.

At December 31, 2024, our financial liabilities had expected maturity dates as follows:

		Between	Between
	Less than	3 months and	1 year and	More than
	3 months	1 year	3 years	3 years	Total
Financial liabilities
Trade and other payables	$11,963	$—	$—	$—	$11,963
Accrued liabilities	11,391	—	—	—	11,391
Lease obligations	251	742	1,442	—	2,435
Derivative liabilities	—	—	—	249	249
	$23,605	$742	$1,442	$249	$26,038

At December 31, 2023, our financial liabilities had expected maturity dates as follows:

		Between	Between
	Less than	3 months and	1 year and	More than
	3 months	1 year	3 years	3 years	Total
Financial liabilities
Trade and other payables	$8,219	$—	$—	$—	$8,219
Accrued liabilities	9,541	—	—	—	9,541
Lease obligations	276	736	1,210	921	3,143
Revolving Facility	1,211	5,974	14,253	93,017	114,455
	$19,247	$6,710	$15,463	$93,938	$135,358

We manage liquidity by anticipating and maintaining adequate cash balances to meet liabilities as they become due. We review cash forecasts on a regular basis to determine whether the Company will have sufficient cash to meet future working capital needs.

(iii)	Market risk

Market risk is the risk that the fair value of the Company’s financial instruments will fluctuate due to changes in market prices. The market risks to which the Company’s financial instruments are exposed are commodity price risk, currency risk, and interest rate risk.

Commodity price risk

Commodity price risk is the risk of fluctuations in prevailing market commodity prices. Revenues from mining operations, net income, gold forward contracts derivative financial instruments and trade receivables may be affected by changes in commodity prices.

As at December 31, 2024, there were no trade receivables subject to provisional pricing and consequently no exposure to changes resulting from fluctuations in commodity prices.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

The table below summarizes the impact on income before tax for changes in commodity prices on revenue and the fair value of derivative instruments had realized gold and silver prices , as well as gold forward prices,been 10% greater than actual.

	Year ended December 31
	2024	2023
Increase in revenue	$34,392	$23,364
Increase in fair value adjustments loss on financial instruments	(35,915)	—
	$(1,523)	$23,364

Currency risk

The Company is exposed to currency risk to the extent that monetary assets and liabilities held by the Company are not denominated in United States dollars.

Our financial instruments are held in Canadian dollars, US dollars, and Mexican pesos. As such, our Canadian- and Mexican-currency denominated accounts and balances are subject to fluctuations against the US dollar. Our financial instruments were denominated in the following currencies as at December 31, 2024:

	Canadian
	dollars	US dollars	Mexican pesos
	(thousands)	(thousands)	(thousands)
Cash	$18,669	$147,529	$6,990
Accounts receivable	94	108	778
Restricted funds	25	746	—
Derivative assets	—	3,387	—
Trade payables	(3,882)	(9,994)	(126,241)
Accrued liabilities	(477)	(693)	(36,806)
Derivative liabilities	—	(249)	—
Lease obligations	(741)	(375)	(26,130)
Total foreign currency	13,688	140,459	(181,409)
Exchange rate	1.4388	1.0000	20.2683
Equivalent US dollars	$9,513	$140,459	$(8,950)

Our financial instruments were denominated in the following currencies as at December 31, 2023:

	Canadian
	dollars	US dollars	Mexican pesos
	(thousands)	(thousands)	(thousands)
Cash	$27,168	$75,645	$7,523
Accounts receivable	68	25	4,993
Restricted funds	70	958	—
Trade payables	(487)	(5,632)	(55,827)
Accrued liabilities	(3,431)	(2,636)	(70,764)
Lease obligations	(1,041)	(486)	(27,607)
Revolving Facility	—	(88,350)	—
Total foreign currency	22,347	(20,476)	(141,682)
Exchange rate	1.3226	1.0000	16.8935
Equivalent US dollars	$16,896	$(20,476)	$(8,387)

Based on the above net exposures as at December 31, 2024, and assuming that all other variables remain constant:

●	a 10% appreciation of the US dollar against the Canadian dollar would increase profit by $2.0 million (2023 – increase profit by $3.8 million) and

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

●	a 10% appreciation of the US dollar against the Mexican peso would increase profit by $0.8 million (2023 – increase profit by $0.8 million)

Interest rate risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our interest rate exposure mainly relates to interest paid on the SOFR-based debt and interest earned on cash and term deposits.

A 100 basis points increase in interest rates would result in an increase of approximately $1.3 million (2023 - decrease income by $0.1 million) to the Company’s income for the year ended December 31, 2024.

26.COMMITMENTS AND CONTINGENCIES

(a)	Commitments

The Company has issued purchase orders for construction, equipment purchases, materials and supplies, and other services at Camino Rojo. At December 31, 2024, these outstanding purchase orders and contracts totaled approximately $0.6 million (December 31, 2023 – $3.7 million), which we expect will be filled within the next 12 months.

The Company is committed to making severance payments totaling approximately $5.8 million (December 31, 2023 – $7.4 million) to certain officers and management in the event of a change in control. As the likelihood of these events occurring is not determinable, this amount is not reflected in these consolidated financial statements.

(b)	Discretionary mineral property-related commitments

As is customary in mineral exploration, some of the mineral properties held by the Company as exploration and evaluation assets have annual minimum work commitments and lease payments required to maintain these properties in good standing pursuant to their underlying agreements.

(c)Contingencies

An ecological tax implemented by the state legislature of Zacatecas could have a significant impact on the economics of the Camino Rojo Project. This tax is applied to tonnes of waste material extracted during mining, square metres of material impacted by dangerous substances, tonnes of carbon dioxide produced during mining processes, and tonnes of waste stored in landfills. The Company has received assessments related to previous periods in respect of this tax; however, the Company’s view is that the sections of the law pursuant to which these assessments have been issued do not apply to the Company at this time and, accordingly, we have filed the appropriate appeals. We expect this matter will be resolved by judicial process. As the outcome of these events is not determinable, no amounts have been accrued in respect of this tax.

We may, from time to time, be a party to legal proceedings, which arise in the ordinary course of our business. We are not aware of any pending or threatened litigation that, if resolved against us, would have a material effect on our consolidated financial position, results of operations or cash flows.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

27.INCOME TAXES

(a)	Tax amounts recognized in profit or loss

Tax expense consists of (i) current income tax on taxable income, (ii) 7.5% special mining duty (“SMD”) on income subject to SMD, and (iii) withholding taxes attributable to interest charged on intercompany loans to the Mexican operating company, as well as (iv) deferred income tax, and (v) deferred special mining duty.

	Year ended December 31
	2024	2023
Current income tax	$53,034	$22,354
Mexican 7.5% Special Mining Duty	16,010	8,068
Withholding tax	858	1,601
Deferred income tax expense	15,722	2,517
Deferred Mexican 7.5% Special Mining Duty	1,657	64
Tax expense	$87,281	$34,604

(b)	Reconciliation of effective tax rate

Income tax expense differs from the amount that would be computed by applying the applicable Canadian statutory income tax rate to income before income taxes. In 2024, the statutory income tax rate applicable to the Canadian parent entity was 26.8% (2023 - 26.8)%. The significant reasons for the differences are as follows:

	Year ended December 31
	2024	2023
Income before tax	$176,262	$7,594
Statutory income tax rate	26.8%	26.8%

Expected income tax	$47,240	$2,036
Differences between Canadian and foreign tax rates	8,275	6,442
Items not deductible for tax purposes	1,554	76
Share based compensation	1,239	674
Change in unrecognized deductible temporary differences	4,643	3,964
Revisions to prior period estimates	716	4,263
Effect of changes in foreign exchange rates	12,485	(7,806)
Inflationary adjustment and other	(2,680)	(1,175)
Mexican Special Mining Duty	12,189	6,422
Withholding tax expense	858	1,601
Adjustment subject to initial recognition exemption	762	—
Tax impact of impairment of exploration property	—	18,107
Total income taxes	87,281	34,604
Effective tax rate	49.5%	455.5%

The effective tax rate for the year ended December 31, 2023, was unusually high as a result of the accounting impairment of the Cerro Quema Project (note 10) in 2023.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(c)	Unrecognized deductible temporary differences

We recognize tax benefits on losses or other deductible amounts generated in countries where the probable criteria for the recognition of deferred tax assets has been met. The Company’s unrecognized deductible temporary differences for which no deferred tax asset is recognized consist of the following amounts.

	December 31,	December 31,
	2024	2023
Mineral properties and exploration expenditures	$110,034	$95,616
Equipment	1,198	1,338
Site closure provisions	6,436	995
Financing cost	1,533	2,861
Accrued liabilities	935	—
Non-capital losses	60,808	64,700
Other	6,274	717
Unrecognized deductible temporary differences	$187,218	$166,227

(d)	Recognized deferred tax assets and liabilities

Recognized deferred tax assets and liabilities are comprised of the following:

	December 31,	December 31,
	2024	2023
Property, plant and equipment	$(20,846)	$(3,722)
Inventory	(3,606)	(3,393)
Mining royalties	1,169	833
Accrued liabilities	600	1,142
Site closure provisions	—	1,810
Long term debt	—	(317)
Non-capital losses	841	504
Intercompany debt	—	(442)
Special Mining Duty	4,994	2,972
Derivatives assets and liabilities	(841)	—
Other	117	420
Recognized deferred tax assets (liabilities)	$(17,572)	$(193)

(e)	Temporary difference on investment in subsidiaries

The temporary differences associated with investments in subsidiaries for which a deferred income tax liability has not been recognized, aggregate to $240 million(December 31, 2023 - $109 million). The Company has determined that the taxable temporary difference will not reverse in the foreseeable future.

(f)	Tax loss carryforwards

Our tax losses have the following expiry dates.

		Tax losses	December 31
		expire in years	2024	2023
Operating losses	Canada	2030 to 2044	$54,573	$62,776
	Panama	2025 to 2029	712	866
	United States	indefinite	8,982	2,794
Capital losses	Canada	Indefinite	3,930

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

28.EVENTS AFTER THE REPORTING PERIOD

(a)Acquisition of Musselwhite Gold Mine

Subsequent to the reporting period, on February 28, 2025, the Company acquired all the outstanding shares of a wholly-owned subsidiary (“Musselwhite Mine Ltd.”) of Newmont Corporation that owns a 100% interest in the Musselwhite Mine in northern Ontario (the “Transaction”). We expect this acquisition will be accounted for as a business combination under IFRS 3 «Business Combinations».

Consideration for the purchase consisted of an upfront payment of $810 million (subject to customary working capital adjustments) and up to $40 million in contingent consideration. The upfront payment was financed through the following sources:

●	$150 million under the Amended Revolving Facility and the $100 million Term Facility with a syndicate of lenders comprised of the Bank of Nova Scotia, Bank of Montreal, Canadian Imperial Bank of Commerce and ING Capital LLC,
●	$360 million gold prepayment (the “Gold Prepayment”) from a syndicate of lenders, and
●	$200 million in senior unsecured convertible notes (the “Convertible Notes”).

The contingent consideration consists of:

●	$20 million to be paid if the average spot price of gold exceeds $2,900/oz for the one-year period ending February 28, 2026, and
●	$20 million to be paid if the average spot price of gold exceeds $3,000/oz for the one-year period ending February 28, 2027.

The initial accounting for the Transaction has not yet been completed when these financial statements were authorized for issue. As a result, we are unable to disclose certain information required by IFRS 3.B64, including:

●	The fair values of the identifiable assets acquired and liabilities assumed;
●	The measurement of goodwill or the gain on a bargain purchase, if any; and
●	Other key components of the accounting for the business combination.

We are finalizing the valuation of the assets acquired and liabilities assumed and are gathering the necessary information to complete the required disclosures. We will provide these disclosures in future financial statements once the initial accounting is complete.

(b)Credit Facility

The Term Facility has a three-year term with no principal payments during the first two quarters, following which the Term Facility will be repaid in quarterly installments of $5 million each, with the balance repaid at maturity. The existing maturity date of August 2027 for the Amended Revolving Facility will not change. Orla may repay the Amended Credit Facility in full, without penalties, at any time prior to the maturity date. Interest, covenants and other terms of the Amended Credit Facility are substantially the same as the Company’s existing Revolving Facility. The interest rate is based on the term Secured Overnight Financing Rate ("SOFR") plus an applicable margin ranging from 2.50% to 3.75% based on the Company’s leverage ratio at the end of each fiscal quarter, provided that for the first two quarters there will be a minimum margin of 3.0%. The Amended Credit Facility was completed in connection with closing of the Transaction.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(c)Gold Prepayment

Under the $360 million Gold Prepayment, the Company has an obligation to deliver a set number of gold ounces over a three year term in exchange for an upfront payment of $360 million in cash.  A total of 144,887 ounces are to be delivered over the three years subsequent to closing. The Gold Prepayment was completed in connection with the closing of the Transaction.

(d)Private Placement of Convertible Notes

Concurrent with the closing of the Transaction, the Company issued Convertible Notes in an aggregate principal amount of $200 million (the “Private Placement”), which has the following terms:

Interest rate	4.5% per annum, payable in cash.
Maturity date	March 1, 2030
Conversion right

The Convertible Notes may be converted in full or in part at any time prior to the maturity date, by the holder thereof, into common shares (the “Shares”) of Orla at US$5.64285714 per Share, subject to standard anti-dilution adjustments.

Redemption right	After August 28, 2026, the Company may redeem the Convertible Notes, provided that the 20-day volume weighted average price of the Shares is not less than 130% of the Conversion Price.
Warrants

On closing, each holder of the Convertible Notes received, for each Share issuable upon conversion thereof, 0.66 common share purchase warrants (the “Warrants”) to acquire Shares, resulting in a total of 23,392,397 Warrants being issued. The Warrants have an exercise price of CAD$11.50 per Share and will expire on February 28, 2030.

(e)Exercise of stock options and warrants

Subsequent to the reporting period, the Company issued common shares pursuant to the exercise of warrants (note 18(b) and options (note 20(a)).

(f)Tariffs

On February 1, 2025, the President of the United States signed an executive order which introduced tariffs on imports from countries including Canada and Mexico.  In response, the Canadian and Mexican governments announced retaliatory tariffs on imports from the United States.  The Company believes its revenues will be largely unaffected by the tariffs as it has flexibility where its gold production is refined.  The Company is reviewing its exposure to the potential tariffs and is considering alternatives to inputs sourced from suppliers that may be subject to tariffs.  Labour, contractors, and energy are locally sourced and are not expected to be directly affected by the tariffs, if implemented.  There is uncertainty whether such tariffs will be applied and, if so, the rates that will apply.  Accordingly, management continues to monitor developments and will take steps to limit the impact of such tariffs as appropriate.

29.MATERIAL ACCOUNTING POLICIES

We have applied the accounting policies set out below consistently to all periods presented in these financial statements.

The significant judgements we made in applying the Company’s accounting policies and the key sources of estimation uncertainty arising in the preparation of these consolidated financial statements are discussed in note 30.

(a)Foreign currencies

(i)	Foreign currency transactions

Transactions in foreign currencies are translated into the respective functional currencies of each entity at the exchange rates in effect on the dates of the transactions.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured at historical cost in a foreign currency are translated at the exchange rate in effect at the date of the transaction. Foreign currency differences are generally recognized in profit or loss.

(ii)	Translation to presentation currency

These consolidated financial statements are presented in United States dollars (“US dollar”, or “USD”).

The presentation currency differs from the functional currency of the parent company and some of its subsidiaries (note 29(a)(iii)). We translate the assets and liabilities of entities with functional currencies other than the US dollar into US dollars at the official central bank exchange rates in effect on the reporting date. The results of operations of those entities are translated into US dollars at the average exchange rates in effect during the reporting period. We recognize the foreign currency differences which arise from translation in other comprehensive (loss) income.

When we dispose of an entity in its entirety, or partially such that we have lost control, we reclassify the cumulative amount in the translation reserve related to that operation to profit or loss as part of the gain or loss on disposal.

(iii) Functional currency

The functional currency of each of the Company’s principal operating subsidiaries, all of which are wholly owned, is the United States dollar. The functional currency of the parent company, Orla Mining Ltd., is the Canadian dollar.

The Company’s principal operating subsidiaries are Minera Camino Rojo SA de CV, Minera Cerro Quema SA, Gold Standard Ventures (US) Inc.

(b)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits, and money market instruments, with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value.

(c)Inventories

Inventories include production inventory, and materials and supplies inventory.

All inventories are valued at the lower of average cost or net realizable market value (“NRV”). NRV is calculated using the estimated price at the time of sale based on prevailing and forecast metal prices less estimated future production costs to convert the inventory into saleable form and associated selling costs. Any write-downs of inventory to its NRV are included in cost of sales in the period. If there is a subsequent increase in the value of inventory, the previous write-downs to NRV are reversed to the extent that the related inventory has not yet been sold.

We classify inventory we do not expect to use within one year as non-current.

(i)Production inventory

Production inventory consists of stockpiled ore, in-process inventory, and finished goods. These are valued at the lower of weighted average cost and estimated NRV.

The value of all production inventories includes direct production costs and attributable overhead, and depreciation incurred to bring the materials to their current point in the processing cycle.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Stockpiled ore represents unprocessed ore that has been extracted from the mine but not yet processed. The value of stockpiled ore is based on the costs incurred, including depreciation, in bringing the ore to the stockpiles. Costs are added to the stockpiled ore based on current mining costs per recoverable ounce and are removed at the average cost per recoverable ounce in the stockpile. We classify stockpiled ore that we do not expect to process within the next twelve months as non-current.

In-process inventory represents ore that is being treated on the leach pads and in the processing plant to extract the contained metals and to convert them to a saleable form. Estimates of recoverable metal in the leach pads are calculated based on the measured tonnes of ore placed on the leach pads, the grades of ore placed on the leach pads (based on assays), and estimated recovery percentages (based on estimated recovery assumptions). We involve internal and external laboratory and metallurgy specialists in determining the grades of ore placed on the leach pads and the estimated recovery percentages we use in estimating the ounces of recoverable metal in our in-process inventories. The nature of the leaching process inherently limits the ability to precisely monitor leach pad inventory levels. Accordingly, we refine estimates based on engineering studies or actual results achieved over time. The ultimate recovery of metals from the leach pads will not be known until the leaching process is concluded at the end of the mine life.

The cost of in-process inventory is derived from current mining, crushing, stacking, leaching and plant costs, less the cost of metals transferred to finished goods inventory during the period at the weighted average cost per recoverable ounce.

Finished goods inventory is metal in the form of doré bars that have been poured and are ready to be shipped to a refiner.

Costs are transferred from finished goods inventory and recorded as cost of sales when the refined metal is sold.

(ii) Materials and supplies inventory

Materials and supplies inventories consist primarily of parts and consumables required in the mining and ore processing activities. Materials and supplies inventories are measured at the lower of weighted average cost and NRV. Cost includes purchase price, freight, and other directly attributable costs. We record provisions to reduce the carrying value of materials and supplies inventories when we determine such materials and supplies are obsolete or unusable.

(d)Mineral properties and related construction

We capitalize costs directly related to development or construction projects until the asset is available for use in the manner intended by us (“commercial production”), after which we move these costs to “producing mineral properties”.

We assess the stage of a mine under development and construction to determine when the mine is substantially complete and ready for its intended use. The criteria we use to assess when the mine is ready for its intended use are determined based on the unique nature of each mine construction project, such as the complexity of the project and its location. We consider various technical and physical performance criteria to assess when the production phase is considered to have commenced.

When we conclude that a mine under development and construction has commenced commercial production, we reclassify all balance sheet amounts from “Mineral properties and related construction” to balance sheet captions “Producing mineral properties” and “Plant and equipment”.

We do not record depreciation until the mine is substantially complete and available for its intended use.

When a mine development project moves into the production phase, we:

●	stop capitalizing certain mine development costs, and we treat such costs as either (i) part of the cost of inventory or (ii) we expense them,
●	stop capitalizing borrowing costs,
●	commence depreciation of the producing mineral property,

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

●	continue to capitalize costs relating to mining asset additions or improvements, and costs related to the development of mineable reserves.

(e)Producing mineral properties

Producing mineral properties consist of costs transferred from “Mineral properties under construction” when a mining property reaches commercial production, and acquired mining properties in the production stage.

When a mine construction project moves into the production stage, we cease capitalizing mine construction costs. Upon commencement of commercial production, we charge production costs to metal-in-process inventory, although we capitalize costs related to (1) property, plant and equipment additions or improvements, (2) open pit stripping activities that provide a future benefit, or (3) expenditures that meet the criteria for capitalization in accordance with IAS 16 Property, Plant and Equipment.

Drilling and related costs for an ore body where proven and probable reserves exist and the activities are directed at obtaining additional information on the ore body or converting mineralized material to proven and probable reserves are capitalized. All other drilling and related costs are expensed as incurred.

(i)Stripping costs

In open pit mining operations, it is necessary to incur costs to remove waste material in order to access the ore body, which is known as stripping. Stripping costs incurred prior to the production stage of a mineral property (pre-stripping costs) are capitalized as part of the carrying amount of the related mineral property.

During the production phase of an open pit mine, stripping costs incurred that provide improved access to ore that will be produced in future periods and that would not have otherwise been accessible are capitalized to deferred stripping asset. The costs qualifying for capitalization are those costs directly incurred to perform the stripping activity that provides or improves access to the identified component of ore, plus an allocation of directly attributable overhead costs, which are determined using a strip ratio methodology. The strip ratio represents the ratio of the estimated total volume of waste material to the estimated total quantity of economically recoverable ore of the mineral reserves for which access has been provided or improved. The deferred stripping asset is capitalized as part of the carrying amount of the mineral property. Capitalized stripping costs are amortized based on the estimated recoverable ounces contained in mineral reserves that directly benefit from the stripping activities. Costs for waste removal that do not give rise to future economic benefits are included in cost of sales.

(ii)Depletion and depreciation

Depletion commences once the mineral property is capable of operating in the manner intended by management. Producing mineral properties are depleted on a units-of-production basis over the estimated useful life of the mine. This depletion is calculated using the ratio of (i) gold ounces produced from the mine in the period, over (ii) the total gold ounces expected to be produced in current and future periods.

Major capital works projects conducted after the mine commences commercial production are not depreciated until such works are completed and put into use in a manner intended by management.

We review depreciation methods, remaining useful lives and residual values at least annually and we account for changes in estimates prospectively.

(iii)Impairment

At the end of each reporting period, we review our mineral properties, and related plant and equipment to determine whether there is any indication that these assets are impaired. If any such indication exists, we estimate the recoverable amount. If the asset’s carrying amount exceeds its recoverable amount, we recognize an impairment loss in profit or loss.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

We assess impairment at the cash-generating unit (“CGU”) level, which is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets. Each individual mining interest that is an operating mine is typically a CGU.

The recoverable amount of a mine is the greater of an asset’s fair value less costs to dispose (“FVLCD”) and value in use (“VIU”). FVLCD is defined as the amount that would be obtained from the sale of the asset in an orderly transaction between market participants at the measurement date. VIU is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal.

Mineral properties, and plant and equipment that have been impaired are tested for possible reversal of the impairment when events or changes in circumstances indicate that the recoverable amount of the associated CGU has increased. When an impairment loss reverses in a subsequent period, the revised carrying amount shall not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset previously, less subsequent depletion and depreciation. Reversals of impairment losses are recognized in profit or loss in the period in which the reversal occurs.

(f)	Exploration and evaluation (“E&E”) expenditures

Exploration and evaluation expenditures include the search for mineral resources, and the determination of technical feasibility, and assessment of the commercial viability of, an identified mineral resource. Activities include acquisition of rights to explore; topographical, geological, geochemical and geophysical studies; exploratory drilling; trenching; sampling; and evaluation of the technical feasibility and commercial viability of extracting a mineral resource.

We capitalize as exploration and evaluation assets the acquisition costs of exploration properties (whether acquired in a business combination or through an acquisition of assets).

We expense all other E&E expenditures, including non-refundable advance royalty payments.

Exploration and evaluation properties are subsequently measured at cost less accumulated impairment.

When the technical feasibility and economic viability of a project are demonstrable, funding is in place, and a positive development decision is made, we test the mineral property for impairment and transfer the costs to “Mineral properties and related construction”. We capitalize subsequent expenditures on the project.

We credit any consideration received pursuant to farm-out agreements related to E&E properties against the carrying amount of the E&E asset, with any excess consideration greater than the carrying amount being credited to profit or loss.

We assess exploration and evaluation properties for impairment when indicators and circumstances suggest that the carrying amount may exceed its recoverable amount. Typical indicators of impairment include:

●	the period for which we have the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;
●	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;
●	exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and we have decided to discontinue such activities in the specific area;
●	sufficient data exists to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full via successful development or by sale.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

If any such indication exists, we estimate the recoverable amount of the asset to determine the extent of the impairment. Where it is not possible to estimate the recoverable amount of an individual asset, we estimate the recoverable amount of the cash generating unit to which the asset belongs. The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, we discount the estimated future cash flows to their present value using a pre‐tax discount rate that reflects current market assessments of the time value of money and the risks specific to the E&E asset. If we estimate the recoverable amount of an asset to be less than its carrying amount, we recognize an impairment loss in profit or loss for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash generating unit) in prior years. We recognize reversals of impairment immediately in profit or loss.

(g)	Property, plant and equipment

Equipment is initially recognized at cost. Cost includes purchase price, directly attributable costs, and the estimated present value of any future costs of decommissioning and removal. Equipment is carried at cost, net of accumulated depreciation and impairments. We depreciate equipment to their residual values over their estimated useful lives, as follows:

Mine equipment — Units-of-production over mineral reserves
Plant equipment and related buildings — Units-of-production over mineral reserves
Other equipment — Straight line over useful life
Office equipment — Straight line over useful life
Vehicles — Straight line over useful life, typically 4 years
Hardware and software — Straight line over useful life, typically 3 years

(h)	Leases

At the inception of a contract, we assess whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, we consider whether:

●	the contract involves the use of an identified asset, either explicitly or implicitly, including consideration of supplier substitution rights;
●	we have the right to obtain substantially all the economic benefits from the use of the asset throughout the period of use; and
●	we have the right to direct the use of the asset.

We recognize a right-of-use (“ROU”) asset, which is initially measured based on the initial amount of the lease liability plus any initial direct costs incurred less any lease incentives received. We depreciate the ROU asset to the earlier of the end of the useful life or the lease term using either the straight-line or units-of-production method, depending on which method more accurately reflects the expected pattern of consumption of the future economic benefits. The lease term includes periods covered by an option to extend if we determine the Company is reasonably likely to exercise the option.

We initially measure the lease liability at the present value of the lease payments that are not yet paid as of the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. We then measure the lease liability at amortized cost using the effective interest method and remeasure it when there is a change in future lease payments.

We apply the short-term lease (defined as leases with an initial lease term of 12 months or less) and low-value asset recognition exemptions. For these leases, we recognize the lease payments an expense over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(i)	Asset retirement and site closure obligations

We record an asset retirement and site closure obligation when a legal or constructive obligation exists as a result of past events and we can make a reliable estimate of the undiscounted future cash flows required to satisfy the asset retirement and site closure obligation. Such costs include decommissioning or dismantling plant and equipment, and reclamation, closure, and post-closure monitoring of the property.

The estimated future cash flows are discounted to a net present value using an applicable risk-free interest rate. We accrete the provision for asset retirement and site closure obligations over time to reflect the unwinding of the discount and charge the accretion expense to profit or loss for the period.

We remeasure the asset retirement and site closure obligation at the end of each reporting period for changes in estimates or circumstances, such as changes in legal or regulatory requirements, increased obligations arising from additional disturbance due to mining and exploration activities, changes to cost estimates, and changes to risk-free interest rates.

Asset retirement and site closure obligations related to exploration and evaluation activities are expensed. Asset retirement and site closure obligations relating to “mineral properties and related construction”, and to exploration and evaluation properties, are initially capitalized with a charge to the related mineral property. Changes to the obligation which arise as a result of changes in estimates and assumptions are also accounted for as changes in the carrying amounts of related mining property.

(j)Revenue

The Company’s primary source of revenue is the sale of refined gold and silver. The Company’s performance obligations relate primarily to the delivery of refined gold and silver to its customers.

Revenue related to the sale of metal is recognized when the customer obtains control of the metal. In determining whether the Company has satisfied a performance obligation, we consider whether (i) the Company has a present right to payment, (ii) the Company has transferred physical possession of the metal to the customer; (iii) the customer has the significant risks and rewards of ownership of the metal; and (iv) the customer has legal title to the metal.

We sell refined gold and silver primarily to refiners, bullion banks or members of the London Bullion Market Association (“LBMA”). The sales price is fixed on the date of sale based on spot price or by mutual agreement. We recognize revenue from sales of gold and silver at the time when risk and rewards of ownership and title transfers to the customer, which typically coincides with the date that the customer remits payment. Under certain contracts with customers the transfer of control may occur when the gold or silver is in transit from the mine to the refinery. At this point in time, the customer has legal title to and the risk and rewards of ownership of the gold or silver; therefore, the customer is able to direct the use of and obtain substantially all of the remaining benefits from the gold or silver.

Revenue from refined sales is recognized net of treatment and refining charges.

(k)Deferred revenue

The Company recognizes deferred revenue in the event it receives payments from customers in consideration for future commitments to deliver metals and before such sale meets the criteria for revenue recognition. The Company will recognize amounts in revenue as the metals are delivered to the customer. Specifically, for the silver stream agreement arising from the acquisition of Gold Standard Ventures Corp., we will amortize deferred revenue to revenue using ounces of silver sold over the estimated total ounces of silver expected to be delivered over the life of mine.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(l)	Share based payments
(i)	Stock options, restricted share units (“RSUs”), performance share units (“PSUs”), and deferred share units (“DSUs”)

The Company grants stock options, and awards RSUs, PSUs and DSUs to employees, officers and directors from time to time. At the date of grant or award, we estimate the fair values of the stock options, RSUs, PSUs and DSUs which will eventually vest. These estimated fair values are recognized as share-based compensation expense over the specific vesting periods, with a corresponding increase to reserves, a component of equity , for equity-settled instruments and an increase to liabilities for cash-settled instruments.

We determine the fair value of stock options using a Black-Scholes option pricing model with market-related inputs as of the date of grant.  The fair value of RSUs and DSUs is the market value of the underlying shares as of the date of award.  The fair value of PSUs is determined using a Monte Carlo valuation model at the date of grant.  Cash-settled RSUs and PSUs are remeasured to fair value at the end of each reporting period.  Stock option grants and RSU awards with several tranches of vesting are accounted for as separate awards with different vesting periods and fair values.  We account for changes to the estimated number of awards that will eventually vest prospectively.

(ii)	Bonus shares

The Company has issued bonus shares, which have vested upon the completion of a specified period of service. The fair value of the bonus shares is determined on the date of award; this fair value has been recognized in share-based compensation expense over the service period.

(m)	Income taxes

Income tax expense comprises current and deferred tax. It is recognized in profit or loss except to the extent that it relates to items recognized directly in equity or OCI.

(i)	Current tax

Current tax expense comprises the expected tax payable on taxable income for the year and any adjustment to income tax payable in respect of previous years. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any withholding tax arising from interest and dividends.

(ii)	Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:

●	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination, and at the time of the transaction, affects neither the accounting profit nor taxable profit (tax loss);
●	temporary differences related to investments in subsidiaries, associates and joint arrangements to the extent that we are able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and
●	taxable temporary differences arising on the initial recognition of goodwill.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

We recognize deferred tax assets for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits are considered based on the business plans for the individual taxable entity. We review deferred tax assets at each reporting date and reduce them when we consider it no longer probable that the related tax benefit will be realized. Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used.

Deferred tax is measured at the tax rates that are expected to apply to the temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset only when there are sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity which are expected to reverse in the same period or in the carried back/forward period as the expected reversal of the deductible temporary difference.

(n)	Earnings (loss) per share

Basic earnings (loss) per share is based on profit (loss) attributable to common shareholders, divided by the weighted average number of common shares outstanding during the reporting period.

Diluted earnings (loss) per share is based on profit (loss) attributable to common shareholders, divided by the weighted average number of common shares outstanding during the reporting period after adjusting for the effects of all dilutive potential ordinary shares.

(o)Business combinations

We account for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and when control is transferred to the Company. In determining whether a particular set of activities and assets is a business, we assess whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. We expense transaction costs as incurred, except if they are related to the issuance of debt or equity securities. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

Any contingent consideration is measured at estimated fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

If share-based payment awards (replacement awards) are required to be exchanged for awards held by the acquiree’s employees (acquiree’s awards), then all or a portion of the acquirer’s replacement awards is included in measuring the consideration transferred in the business combination. This determination is based on the market-based measure of the replacement awards compared with the market-based measure of the acquiree’s awards and the portion to which the replacement awards relate to pre-combination service.

The results of businesses acquired during a reporting period are included in the consolidated financial statements starting from the date of acquisition.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(p)Financial instruments

(i)	Financial assets

We initially recognize financial assets when the Company becomes party to the contractual provisions of the instrument. Subsequent to initial recognition, we classify financial assets as measured at amortized cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVTPL”) after considering both our business model for managing the financial asset and the contractual cash flow characteristics of the financial asset.

A financial asset is measured at amortized cost if both of the following conditions are met:

●	the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows, and
●	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset is measured at FVOCI if both of the following conditions are met:

●	the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and
●	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

We may make an irrevocable election at initial recognition to carry at FVOCI particular investments in equity instruments that would otherwise be measured at FVTPL.

A financial asset is required to be measured at FVTPL unless it is measured at amortized cost or at FVOCI.

If we change our business model for managing financial assets, we reclassify all affected financial assets on a prospective basis, without restating any previously recognized gains, losses or interest.

If the asset is reclassified to fair value, we determine the fair value at the reclassification date, and recognize in profit or loss any gain or loss arising from a difference between the previous carrying amount and fair value.

Upon initial recognition, we measure a financial asset at its fair value. However, we measure trade receivables that do not have a significant financing component at their transaction price. After initial recognition, we measure financial assets at amortized cost, FVOCI, or FVTPL.

Changes in fair value of a financial asset that is carried at FVTPL are recognized in profit or loss, and changes in fair value of a financial asset that is carried at FVOCI are recognized in other comprehensive income, unless it is part of a hedging relationship.

Gains or losses on a financial asset that is carried at FVTPL are recognized in profit or loss, and gains or losses on a financial asset that is carried at FVOCI are recognized in other comprehensive income, unless it is part of a hedging relationship. A gain or loss on a financial asset that is measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized, impaired, amortized, or reclassified.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(ii)Financial liabilities

We initially recognize financial liabilities when the Company becomes party to the contractual provisions of the instrument. At initial recognition, we measure each financial liability at its fair value. In the case of a financial liability not at FVTPL, we deduct transaction costs that are directly attributable to the issuance of the financial liability.

Subsequent to initial recognition, we classify and measure all financial liabilities at amortized cost using the effective interest method, except for financial liabilities at FVTPL.

We may, at initial recognition, irrevocably designate a financial liability as measured at FVTPL.

An embedded derivative is a component of a hybrid contract that also includes a non-derivative host, with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. A derivative that is attached to a financial instrument but is contractually transferable independently of that instrument, or has a different counterparty, is not an embedded derivative, and is treated as a separate financial instrument.

(iii)Impairment

We recognize a loss allowance for expected credit losses on financial assets, based on lifetime expected credit losses.

For the Company’s trade receivables, we determine the lifetime expected losses for all of our trade receivables. The expected lifetime credit loss provision for the Company’s trade receivables is based on historical counterparty default rates and we adjust for relevant forward-looking information if necessary.

(q)New and amended standards

The group has applied the following standards and amendments for the annual reporting period beginning on January 1, 2024.

●	Classification of Liabilities as Current or Non-current and Non-current liabilities with covenants – Amendments to IAS 1;
●	Lease Liability in Sale and Leaseback – Amendments to IFRS 16; and
●	Supplier Finance Arrangements – Amendments to IAS 7 and IFRS 7.

The amendments listed above did not have any material impact on the consolidated financial statements.

(r)FORTHCOMING REQUIREMENTS

Lack of Exchangeability

Amendments to IAS 21

These amendments clarify (a) when a currency is exchangeable into another currency; and (b) how a company estimates a spot rate when a currency lacks exchangeability.

The amendments are applicable for annual reporting periods beginning on or after January 1, 2025.  We do not expect these amendments to have any material impact on our current or previously reported financial statements because we do not have and do not expect to have any currency transactions to which these amendments apply.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7.

These amendments (a) clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system; (b) clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion; (c) add new disclosures for certain instruments with contractual terms that can change cash flows (such as some financial instruments with features linked to the achievement of environment, social and governance targets); and (d) update the disclosures for equity instruments designated at fair value through other comprehensive income.

The amendments are applicable for annual reporting periods beginning on or after January 1, 2026.  We are currently assessing the impact of these amendments.

IFRS 18 Presentation and Disclosure in Financial Statements

IFRS 18 will replace IAS 1 Presentation of financial statements, introducing new requirements that will help to achieve comparability of the financial performance of similar entities and provide more relevant information and transparency to users.

The new standard is effective for annual reporting periods beginning on or after January 1, 2027. We are assessing the impact of the new standard.

30.	SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

In preparing the consolidated financial statements, we make judgments when applying our accounting policies. The judgments that have the most significant effect on the amounts recognized in the consolidated financial statements are outlined below.

(i)	Assessment of impairment indicators

We apply judgement in assessing whether indicators of impairment exist for our exploration and evaluation (“E&E”) properties and for our mineral properties which could result in a test for impairment.

For our E&E properties, we consider internal and external factors, such as our rights to explore, planned expenditures on E&E activities, the changes in mineral resources and mineral reserves, the potential for viable operations, significant decline in the market value of the Company, changes in metal prices and costs and changes in interest rates to determine whether there are any indicators of impairment or reversal of a previous impairment.

For our mineral properties, we consider external factors such as changes in technology, the market, the economy, or the legal environment, interest rates, and the market capitalization of the Company compared to the book value of the asset. We also consider internal factors such as economic performance of the asset, idle properties and plans to discontinue operations, useful life of the property, our ability to repatriate or use profits from the property, restrictions on access, environmental restrictions, and political instability.

Although the Company has taken steps to verify title to exploration and evaluation properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects. Further, we make judgements for properties where concessions terms have expired, and a renewal application has been made and is awaiting approval. We use judgement as to whether the concession renewal application is probable to be received, but ultimately this is beyond our control. If a renewal application is not approved, we could lose rights to those concessions.

We consider other factors such as typical practice in foreign jurisdictions related permit renewals, our continued ability to operate as usual while awaiting renewals, our continued performance under regulatory requirements, and the ongoing acceptance by authorities of our annual fees.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(ii)	Recovery of deferred tax assets

At each reporting period, we assess whether it is probable that the Company is able to benefit from tax loss carryforwards and other temporary differences.

We consider the recoverability of deferred tax assets based on future taxable income to determine the deferred tax asset to be recognized. Significant assumptions used to determine future taxable income include estimates for commodity prices, reserves and resources, operating costs, financing costs, development capital, and scheduling and mine design. Revisions to these estimates could result in material adjustments to the financial statements.

The determination of the ability of the Company to utilize tax losses carried forward to offset income taxes payable in the future and to utilize temporary differences which will reverse in the future requires management to exercise judgement and make assumptions about the Company’s future performance.

(b)	SIGNIFICANT ESTIMATES

The preparation of financial statements in conformity with IFRS Accounting Standards requires the use of estimates that affect the amounts reported and disclosed. These estimates are based on our knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the consolidated financial statements. Information about assumptions and other sources of estimation uncertainty as at December 31, 2024 that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next 12 months are outlined below.

(i)	Mineral resource and mineral reserve estimates

Mineral resource and mineral resource estimates are estimates of the amount of ore that can be economically extracted from the Company’s mining properties. Such estimates impact the financial statements in the following ways:

Mineral resource and mineral reserve estimates are key factors considered in determining whether technical feasibility and commercial viability of extracting a mineral resource are demonstrable which influences the classification of expenditure,

The carrying value of assets may be affected due to changes in estimated mineral reserves and resources if the change is considered an indicator of impairment,

Depreciation of producing mineral properties is affected by changes in reserve estimates,

Site closure provisions may change where reserve estimate changes affect expectations about when such activities will occur and the associated cost of these activities.

The mineral resource and mineral reserve estimates are based on information compiled by qualified persons within the meaning of Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). Such information includes geological and technical data on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires complex geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs, along with geological assumptions and judgements made in estimating the size and grade of the ore body

As the economic assumptions used may change and as additional geological information is produced during the operation of a mine, estimates of mineral resources and mineral reserves may change.

(ii)	Valuation of production inventory

The measurement of inventory, including the determination of its NRV, especially as it relates to metal production inventory involves the use of estimates.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

NRV is calculated as the estimated price at the time of sale based on prevailing metal prices, less estimated future production costs to convert the inventory into saleable form and associated selling costs, discounted where applicable. In determining the value of metal on the leach pads, we make estimates of rock densities, tonnages, grades, and the recoverability of ore stacked on leach pads to estimate its value. Changes in these estimates can result in a change in carrying amounts of inventory, which could result in charges to cost of sales. The determination of forecast sales prices, recovery rates, grade, assumed contained metal in stockpiles, work-in-process and leach pad inventory and production and selling costs all requires significant assumptions that impact the carrying value of production inventories.

(iii)	Recoverable amount of exploration and evaluation assets

Determining whether the recoverable amount of an exploration and evaluation asset is based on its fair value less costs of disposal or its value in use involves judgment. This includes assessing whether market transactions for similar assets are available and whether these transactions can be considered as basis for fair value, or whether the value in use calculation, which involves estimating future cash flows, is more appropriate. Included with this are judgements about external factors, including changes in the legal, environmental, and political context in which the mine or potential mine operates.

In valuing land, estimates include per-hectare valuation rates based on permitted use, market conditions, topography, and other factors.

(iv)	Asset retirement and site closure obligations

We make estimates and assumptions in determining the provisions for asset retirement and site closure. The estimates and assumptions include determining the amount and timing of future cash flows, inflation rates, and discount rates. The ultimate rehabilitation costs are uncertain, and cost estimates can vary in response to many factors, including judgements of the extent of rehabilitation activities, technological changes, and regulatory changes. Consequently, there could be significant adjustments to the provisions established, which would affect future financial position, results of operations, and changes in financial position. The provision is management’s best estimate of the present value of the future asset retirement and site closure obligation. Actual future expenditures may differ from the amounts currently provided.

(v)	Fair value measurement

Management uses valuation techniques in measuring the fair value of share options granted and restricted share units, deferred share units, performance share units, and bonus shares awarded.

We determine the fair value of share-based payments awarded using either a Black Scholes option pricing model or a Monte Carlo simulation as appropriate, each of which requires us to make certain estimates, judgements, and assumptions in relation to the expected life of the instruments, expected volatilities, expected risk‐free rate, and expected forfeiture rates. Changes to these assumptions could have a material impact on the Company’s financial statements.

(vi)Valuation of gold forward contracts

The valuation of gold forward contracts requires estimates and assumptions to determine fair value at the reporting date. Changes in key assumptions, particularly gold forward prices and discount rates, could materially impact the fair value of these contracts recognized in the financial statements.